FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON FEBRUARY 14th, 2023

1.       DATE, TIME AND PLACE: February 14th, 2023, at 3.00 p.m., at the offices of Companhia Brasileira de Distribuição (“Company”), carried out exclusively by digital means, in accordance with the Securities and Exchange Commission Resolution (“CVM”) No. 81 of March 29, 2022, as in force (“CVM Resolution No. 81/22”).

2.           CALL: Call notice duly published in the newspaper Folha de S. Paulo on editions dated January 11th, 12th and 13th, 2023, on pages A21, A21 and A19, respectively.

3.           QUORUM: Shareholders representing 77.7% of the shares of the Company, according to participation by means of distance voting ballots received by the Company and attendance recorded by electronic system, pursuant to Article 47 of CVM Resolution No. 81/22, thus demonstrating compliance with the legal quorum for this meeting.

4.           MEETING BOARD: President: Guillaume Marie Didier Gras; and Secretary: Alessandra de Souza Pinto.

5.               AGENDA: (i) approve the Company’s capital increase in the amount of Two Billion, Six Hundred and Five Million, Three Hundred and Ninety-Seven Thousand, Seven Hundred and Seventy-Six Brazilian Reais and Forty-Three cents (R$2,605,397,776.43), by means of the capitalization of reserves, without the issuance of new stocks, pursuant to article 169, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”); (ii) approve the Company’s capital decrease, pursuant to article 173 of the Brazilian Corporate Law, by Seven Billion, One Hundred and Thirty-Three Million, Four Hundred and Four Thousand, Three Hundred and Seventy-Two Brazilian Reais and Seventy-One cents (R$7,133,404,372.71), keeping the number of shares unchanged, through the delivery of common stocks issued by Almacenes Éxito S. A. (“Éxito”), owned by the Company to its stockholders, in proportion to the number of respective equity interests held in the Company’s capital stock, and the consequent amendment of article 4 of the Company’s By-laws; (iii) approve the amendment to article 8 of the By-laws so as to provide that the Company’s General Meetings will be convened and presided over by any member of the Board of Directors or the Company’s Management Board, or, further, by employees of the Company who hold positions as officers, even if not set out in By-laws, who will choose, among those members present, someone to serve as secretary; (iv) approve the amendment to article 8, item “x” of the By-laws to replace members of the Board of Directors and the Management Board by management and include the power to set the remuneration of the Supervisory Board, if convened; (v) approve the amendment to article 13, third paragraph of the By-laws to provide that the replacement of the positions of Co-Vice-Chairman of the Company’s Board of Directors will be decided by the Board of Directors; (vi) approve the amendment to article 28, second paragraph of the By-laws so as to provide that the representation of the Company in acts implying the acquisition, encumbrance, or disposal of assets, including real estate, may be performed by any two officers or by an officer and an attorney-in-fact, not restricted to the Chief Executive Officer; (vii) approve the amendment to article 32, fourth paragraph of the By-laws in order to clarify that the Board of Directors, as approved by the General Meeting, may approve payments of interest on equity; (viii) approve the amendment to article 33 of the By-laws in order to exclude the term for payment of dividends and/or interest on equity, and such term will be resolved by the competent corporate body when such distribution is approved; (ix) approve the consolidation of the Company’s By-laws to reflect the amendments proposed above; and; (x) reallocation of the amount of R$ 234,859,239.54 (two hundred and thirty-four million, eight hundred and fifty-nine thousand, two hundred and thirty-nine reais and fifty-four cents), arising from tax incentives granted to the Company in the years 2017 to 2021, initially allocated to the Expansion Reserve provided for in the Company's Bylaws, to the Tax Incentives Reserve, provided for in article 195-A of Brazilian Corporate Law.

6.           RESOLUTIONS: Initially, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice, of the Management’s Proposal for this Meeting, as well as of the consolidated voting map of the votes received by distance voting ballots, is dismissed in view of its wide dissemination; and (ii) the minutes of this Meeting be published with the omission of the present shareholders’ signatures, pursuant to Article 130, paragraph second, of the the Brazilian Corporate Law. Subsequently, the Secretary has informed the attendants that the minutes of this Meeting shall be drafted in summary form, pursuant to Article 130, paragraph first, of the Brazilian Corporate Law and that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in writing to the presiding board, pursuant to Article 130, paragraph first, item “a”, of the Brazilian Corporate Law.

Next, the General Meeting decided,

6.1.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the Company’s capital increase in the amount of Two Billion, Six Hundred and Five Million, Three Hundred and Ninety-Seven Thousand, Seven Hundred and Seventy-Six Brazilian Reais and Forty-Three cents (R$2,605,397,776.43), by means of the capitalization of reserves, without the issuance of new stocks, pursuant to article 169, of the Brazilian Corporate Law. Consequently, the Company’s capital stock will be increased from Five Billion, Eight Hundred and Sixty-one Million, Seventy-one Thousand, Four Hundred and Eighty-Six Brazilian Reais (R$5,861,071,486.00) to Eight Billion, Four Hundred and Sixty-Six Million, Four Hundred and Sixty-Nine Thousand, Two Hundred and Sixty-Two Brazilian Reais and Forty-three cents (R$8,466,469,262.43), with no changes in the number of shares.

6.2.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, being registered that the majority of the holders of the Company’s shares in negotiation voted in favor of such approval, approve, (i) the Company’s capital decrease, pursuant to article 173 of the Brazilian Corporate Law, by Seven Billion, One Hundred and Thirty-Three Million, Four Hundred and Four Thousand, Three Hundred and Seventy-Two Brazilian Reais and Seventy-One cents (R$7,133,404,372.71), going from Eight Billion, Four Hundred and Sixty-Six Million, Four Hundred and Sixty-Nine Thousand, Two Hundred and Sixty-Two Brazilian Reais and Forty-three cents (R$8,466,469,262.43) to One Billion, Three Hundred and Thirty-Three Million, Sixty-Four Thousand, Eight Hundred and Eighty-Nine Brazilian Reais and Seventy-Two cents (R$1,333,064,889.72), with no changes in the number of shares, by the distribution to the Compny’s shareholders, in proportion of its respective share ratio in the Company’s corporate capital, of One Billion, Eighty Million, Five Hundred and Fifty-Six Thousand, Two Hundred and Seventy-Six (1,080,556,276) common stocks issued by Éxito owned by the Company, corresponding to Eighty-Six Thirty-Hundredths Percent (86.3%) of the Company’s interest in Éxito’s capital stock (excluding treasury stocks), which book value corresponds to the value of the capital decrease approved herein, as of September 30, 2022, as informed in the Company’s ITR for the third quarter of 2022. Such shares are distributed in the ratio of 4 (four) stocks issued by Éxito for each Company share; and (ii) the consequent modification of the caput of Article 4 of the Compny’s bylaws, that after the ending of the creditor’s opposition period, as described below, shall be read as follows:

“ARTICLE 4 – The Company’s capital stock is One Billion, Three Hundred and Thirty-Three Million, Sixty-Four Thousand, Eight Hundred and Eighty-Nine Brazilian Reais and Seventy-Two cents (R$1,333,064,889.72), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine

(270,139,069) common stocks, all registered, book-entry and with no par value.”

The period of sixty (60) days for creditors to oppose the transaction, pursuant to Article 174 of the Brazilian Corporate Law, shall begin on the date of publication of the minutes of this General Meeting.

Since these are shares issued by a foreign issuer, such shares will be distributed (i) to the Company’s stockholders, except as provided below, as Level II sponsored Brazilian Depositary Receipts backed by common shares issued by Éxito (“BDRs”) to be admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão, and (ii) to the stockholders that hold American Depositary Receipts issued by the Company, as Level II American Depositary Receipts backed by common stocks issued by Éxito (“ADR”), to be admitted to trading on the New York Stock Exchange (NYSE).

Since it is not legally and operationally possible to deliver BDRs to shareholders who have their investment registered in the Company as a direct investment under the terms of Law No. 4.131, dated September 3, 1962, as amended, such shareholders may choose to receive ADRs or directly common shares issued by Éxito, in the same proportion as the other shareholders, that is, 4 shares issued by Éxito for each Company share.

6.3.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the amendment to the Sole Paragraph of article 8 of the By-laws so as to provide that the Company’s General Meetings will be convened and presided over by any member of the Board of Directors or the Company’s Management Board, or, further, by employees of the Company who hold positions as officers, even if not set out in By-laws, who will choose, among those members present, someone to serve as secretary. Therefore, such article shall have the following new wording:

“ARTICLE 8 – […]

Sole Paragraph - The General Meetings will be convened and presided over by any member of the Company’s Board of Directors or Management Board, or by employees of the Company who hold positions as officers, even if not in the By-laws, who will choose, from among those present, someone to act as secretary.”

6.4.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the amendment to article 8, item

“x” of the By-laws to replace members of the Board of Directors and the Management Board by management and include in the first paragraph of the same article, the power to set the remuneration of the Supervisory Board, if convened. Therefore, such article shall have the following new wording:

“[…]

x.                   to define the overall annual compensation of the Company’s Management and Supervisory board, if convened.”

6.5.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the amendment to the article 13, third paragraph of the By-laws to provide that the replacement of the positions of Co-Vice-Chairman of the Company’s Board of Directors will be decided by the Board of Directors. Therefore, such article shall have the following new wording:

“[…]

Third Paragraph - In the event of a vacancy in any of the Co-Vice Chairman, the Board of Directors may elect an alternate to remain in the position until the end of the respective term.”

6.6.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the amendment to article 28, second paragraph of the By-laws so as to provide that the representation of the Company in acts implying the acquisition, encumbrance, or disposal of assets, including real estate, may be performed by any two officers or by an officer and an attorney-in-fact, not restricted to the Chief Executive Officer. Therefore, such article shall have the following new wording:

“Second Paragraph - For acts implying the acquisition, encumbrance, or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company must be represented by two (2) Officers or one (1) Officer and one (1) attorney-in-fact, jointly.”

6.7.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the amendment to article 32, fourth paragraph of the By-laws in order to clarify that the Board of Directors, ad referendum of the General Meeting, may approve payments of interest on equity. Therefore, such article shall have the following new wording:

“Fourth Paragraph - The Company may, by resolution of the Board of Directors and as approved by the General Meeting, pay or credit interest on equity calculated on the Net Equity accounts, observing the rate and limits defined by law.”

6.8.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the amendment to article 33 of the By-laws in order to exclude the term for payment of dividends and/or interest on equity, and such term will be resolved by the competent corporate body when such distribution is approved. Therefore, such article shall have the following new wording:

“ARTICLE 33 - The amount of dividends and/or interest on equity will be made available to stockholders within the period to be resolved by the Board of Directors or General Meeting, and may be monetarily restated, as determined by the Board of Directors, subject to the applicable legal provisions.”

6.9.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the consolidation of the Company’s By-laws to reflect the amendments approved herein.

6.10.       By majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the reallocation of the amount of R$ 234,859,239.54 (two hundred and thirty-four million, eight hundred and fifty-nine thousand, two hundred and thirty-nine reais and fifty-four cents), arising from tax incentives granted to the Company in the years 2017 to 2021, initially allocated to the Expansion Reserve provided for in the Company's Bylaws, to the Tax Incentives Reserve, provided for in article 195-A of Brazilian Corporate Law.

7             DOCUMENTS FILED: The following documents are filed in the headquarters of the Company (i) Call Notice; (ii) Management Proposal; (iii) consolidated and synthetic voting map; (iv) distance voting ballots received by the Company; (v) voting instructions and protests received, numbered and authenticated by the Meeting Board; and (vi) integral recording of the present Meeting.

8.               ADJOURNMENT: With nothing further to come before the board, the meeting was suspended for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the present shareholders. All shareholders connected to the digital platform through which the Meeting was conducted were considered present and subscribers to the minutes of the meeting and the shareholders’ attendance book, in consonance with article 47, §1st, of CVM Resolution No. 81/22.

9.               CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, § 3rd, of the Brazilian Corporate Law.

SIGNATURES: Meeting Board: President – Guillaume Marie Didier Gras; Secretary – Alessandra de Souza Pinto. Attending shareholders: Francisco Nuno Hipolito Portugal; Paulo Henrique Silveira de Lima; Washington Martins Muniz; Reppresented by Daniela Aranha de Araújo: Segisor; Geant International BV; Helicco Participacoes Ltda; Reppresented by Anderson Carlos Koch: JP Morgan Chase Bank; It Now Ibovespa Fundo De Índice; It Now Igct Fundo De Indice; It Now Ise Fundo De Indice; It Now Small Caps Fundo De Indice; Itau Caixa Acoes Fi; Itau Governanca Corporativa Acoes Fi; Itau Ibovespa Ativo Master Fia; Itau Index Acoes Ibrx Fi; Itau Small Cap Master Fundo De Investimento Em Acoes; Itaú Asgard Ações Fundo De Investimento; Itaú Asgard Institucional Ações Fundo De Investimento; Itaú Ações Dividendos Fi; Itaú Excelência Social Ações Fundo De Investimento; Itaú Ibrx Ativo Master Fia; Itaú Index Ações Ibovespa Fi; Itaú Master Global Dinâmico Multimercado Fundo De Investimento; Itaú Previdência Ibrx Fia; Sextant Grand Large; Reppresented by André Gordon: GTI Dimona Brasil Fundo De Investimento Em Ações; GTI Haifa Fundo De Investimento De Ações; GTI Nimrod Fundo De Investimento Em Ações; Reppresented by Daniel Barco Leme: Blue Bird FIA Investimento no Exterior; Blue Bird Prev FiM CP; Dueto FIA IE; Fortaleza FIA I IE; Fundo De Investimento Em Acoes HS; Jule FIA Investimento No Exterior; Quatrinvest FIA IE; Reppresented by Gustavo de Alencar Cardoso: AZ Fund 1 - Az Equity - Brazil Trend; AZ Fund 1 - Az Equity Emerging Latin America; AZ Quest Acoes Itau Previdencia Master FIA; AZ Quest Acoes Prev Icatu Master Fife Fundo De Investimento; AZ Quest Bayes Ls Sistematico Master Fim; Bayes Sistematico Acoes FIA; AZ Quest Master Fundo De Investimento De Acoes; AZ Quest Small Mid Caps Master FIA; AZ Quest Small Mid Caps Prev Master Fife Fundo De Investimentos; AZ Small Prev MA FIA; Bayes Long Biased Sistematico Fim; Fcopel Fundo De Investimento Em Acoes II; Grumari Fundo De Investimento Em Acoes; Distance Voting Ballots: Adalci Floriano De Moraes; Adasina Social Justice All Cap Global Etf; Ak Master Fundo De Investimento Em Aýýes; Alaska Permanent Fund; Allianz Gl Investors Gmbh On Behalf Of Allianzgi-Fonds Dspt; Allianz Global Investors Fund - Allianz Best Style; Alpha Key Institucional Master Fundo De Investimento Em Acoe; Alpha Key Long Biased Master Fim; Alpha Key Long Biased Prev 100 Xp Seg Fia Fife; Alpha Key Long Biased Prev Fundo De Investimento Em Acoes 10; American Heart Association, Inc.;

Aqr Emerging Small Cap Equity Fund, L.P.; Barclays Multi-Manager Fund Public Limited Company; Barra Fundo De Investimento Em Acoes; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio Of Blackrock Series Fun; Brighthouse Funds Trust I-Ssga Emerging Markets En; Bureau Of Labor Funds - Labor Pension Fund; California Public Employees Retirement System; California State Teachers Retirement System; Carlos Eduardo Maximo Botana; Chang Hwa Co Bank, Ltd In Its C As M Cust Of N B Fund; Chevron Uk Pension Plan; Christophe Jose Hidalgo; City Of Los Angeles Fire And Police Pension Plan; City Of New York Group Trust;College Retirement Equities Fund; Commonfund Em Quantitative Focus Fund, Llc; Custody Bank Of Japan, Ltd. Re: Rtb Nikko B. E. A. M. F.; Dimensional Emerging Core Equity Market Etf Of Dim; Dimensional Emerging Mkts Value Fund; Eaton Vance Management; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; Emerging Markets Ex China Alpha Tilts - Enhanced Fund; Emerging Markets Small Capit Equity Index Non-Lendable Fund; Emerging Markets Small Capitalization Equity Index Fund; Emerging Markets Small Capitalization Equity Index Fund B; Emerson Castro Colinas; Evtc Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund Tr; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fim Cp Ls Investimento No Exterior; First Trust Emerging Markets Small Cap Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor Co Defined Benef Master Trust; Ford Motor Company Of Canada, L Pension Trust; Frederic Garcia; Gabriel Goulart Vidal; Global X Msci Colombia Etf; Goldman Sachs Funds Ii - Goldman Sachs Gms Emerging Markets; Humility Ltd; Ibm 401 (K) Plus Plan; Illan David Israel; International Monetary Fund; Invesco Strategic Emerging Markets Etf; Investeringsforeningen Sparinvest Value Emerging Markets; Ishares Core Msci Emerging Markets Etf; Ishares Core Msci Total International Stock Etf; Ishares Emerging Markets Imi Equity Index Fund; Ishares Iii Public Limited Company; Ishares Iv Public Limited Company; Ishares Msci Brazil Small Cap Etf; Ishares Msci Emerging Markets Small Cap Etf; Ishares Public Limited Company; Joao Simoes; John Hancock Funds Ii Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Jorge Faical Filho; Jose Halerio Soares De Siqueira Nario; Laerernes Pension Forsikringsaktieselskab; Laurent Maurice Cadillat; Leblon 70 Brasilprev Fundo De Investimento Multimercado Fife; Leblon Acoes I Master Fia; Leblon Acoes Ii Master Fia; Leblon Icatu Previdencia Fim; Leblon Pipe Master Fia; Leblon Prev Fim Fife; Legal And General Assurance Pensions Mng Ltd; Luiz Carlos De Almeida Morais; Luiz Fernando Louzada; Luiz Henrique Rodrigues Costa; Marcelo Onofre De Araujo; Marco Aurelio Pattoli; Maximiliano Bortolacci; Mercer Qif Fund Plc; Metallrente Fonds Portfolio; Mip Active Stock Master Portfolio; Mirella Basolli Gomiero; Moerus Global Value Fund Master (Cayman) Ltd; Msci Acwi Ex-U.S. Imi Index Fund B2; Northern Lights Fund Trust Iv - Moerus Worldwide Value Fund; Northern Trust Collective Eafe Small Cap Index Fund-Non Lend; Northern Trust

Collective Emerging Markets Ex Chin; Ntgi-Qm Common Dac World Ex-Us Investable Mif - Lending; Oregon Public Employees Retirement System; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, Lp; Paula Cerquera Bonanno; Paulo Roberto Dos Santos Pompilio; People S Bank Of China; Public Employees Retirement Association Of New Mex; Public Employees Retirement System Of Ohio; Qic International Equities Fund; Roberta Bechelli; Rodrigo Adura; Rodrigo Pimentel Da Silva; Romuald Gaussot; Ronaldo Iabrudi Dos Santos Pereira; Rui Miguel Lopes Da Cunha; Skagen Kon-Tiki Verdipapirfond; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; Sparinvest Sicav; Spdr Msci Emerging Markets Fossil Fuel Free Etf; Spdr Sp Emerging Markets Small Cap Etf; Spx Apache Master Fia; Spx Falcon Institucional Master Fi Multimercado; Spx Falcon Master Fia; Spx Hornet Equity Hedge Master Fim; Spx Long Bias Previdenciario Master Fundo De Investimento Um; Spx Patriot Master Fia; Ssga Spdr Etfs Europe I Plc; Ssgatc I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.; St St Msci Emerging Mkt Small Ci Non Lending Common Trt Fund; St Str Msci Acwi Ex Usa Imi Screened Non-Lending Comm Tr Fd; State Of New Mexico State Inv. Council; State St Gl Adv Trust Company Inv Ff Tax Ex Ret Plans; State Street E M S Cap A S L Qib C Trust Fund; State Street Emerging Markets E N-L C Trust Fund; State Street G. A. L. Sicav - S. S. E. M. S. C. Esg S.E. F.; State Street Global All Cap Equity Ex-Us Index Portfolio; Stichiting Blue Sky Act Eq Em Mk Gl Fund; Stichting Pggm Depositary; Stichting Shell Pensioenfonds; Storebrand Sicav; The Bank Of New York Mellon Emp Ben Collective Invest Fd Pla; The Board Of.A.C.E.R.S.Los Angeles,California; The Boeing Company Employee Savings Plans Master Trust; The Incubation Fund, Ltd.; The Master T Bk Of Jpn, Ltd As T Of Nikko Br Eq Mother Fund; The Regents Of The University Of California; The Shell Contributory Pension Fund; The State Teachers Retirement System Of Ohio; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Tiaa-Cref Quant Inter Small-Cap Equity Fund; Tsw Emerging Markets Fund; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust Ii; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A Se Van S F; Vanguard Total World Stock Index Fund, A Series Of; Vident International Equity Fund - Wi; Virginia Retirement System; Washington State Investment Board; Water And Power Employees Retirement Plan; Wellington Trust Company, National Association Mul; Willis Towers Watson Australia - Global Equity Foc; Willis Towers Watson Group Trust; Wisdomtree Emerging Markets Smallcap Dividend Fund.

São Paulo, February 14th, 2023.

Meeting Board:

____________________________________	____________________________________
Guillaume Marie Didier Gras President	Alessandra de Souza Pinto Secretary

ANNEX I

To the minutes of the special shareholders’ meeting held on February 14th, 2023.

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	To approve the Company’s capital increase in the amount of Two Billion, Six Hundred and Five Million, Three Hundred and Ninety-Seven Thousand, Seven Hundred and Seventy-Six Brazilian Reais and Forty-Three cents (R$2,605,397,776.43), by means of the capitalization of reserves, without the issuance of new stocks, pursuant to article 169, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”).	Approve	176,666,539
		Reject	91,436
		Abstain	32,902,345
2	To approve the Company’s capital decrease, pursuant to article 173 of the Brazilian Corporate Law, by Seven Billion, One Hundred and Thirty-Three Million, Four Hundred and Four Thousand, Three Hundred and Seventy-Two Brazilian Reais and Seventy-One cents (R$7,133,404,372.71), keeping the number of shares unchanged, through the delivery of common stocks issued by Almacenes Éxito S. A. (“Éxito”), owned by the Company to its stockholders, in proportion to the number of respective equity interests held in the Company’s capital stock, and the consequent amendment of article 4 of the Company’s By-laws.	Approve	192,919,116
		Reject	909,133
		Abstain	15,832,071
3	To approve the amendment to article 8 of the By-laws so as to provide that the Company’s General Meetings will be convened and presided over by any member of the Board of Directors or the Company’s Management Board, or, further, by employees of the Company who hold positions as officers, even if not set out in By-laws, who will choose, among those members present, someone to serve as secretary.	Approve	169,869,977
		Reject	77,140
		Abstain	39,713,203

4	To approve the amendment to article 8, item “x”, of the By-laws to replace members of the Board of Directors and the Management Board by management and include the power to set the remuneration of the Supervisory Board, if convened.	Approve	169,858,735
		Reject	81,583
		Abstain	39,720,002
5	To approve the amendment to article 13, third paragraph, of the By-laws to provide that the replacement of the positions of Co-Vice-Chairman of the Company’s Board of Directors will be decided by the Board of Directors.	Approve	169,985,670
		Reject	113,627
		Abstain	39,561,023
6	To approve the amendment to article 28, second paragraph, of the By-laws so as to provide that the representation of the Company in acts implying the acquisition, encumbrance, or disposal of assets, including real estate, may be performed by any two officers or by an officer and one attorney-in-fact, not restricted to the Chief Executive Officer.	Approve	170,067,596
		Reject	79,942
		Abstain	39,512,782
7	To approve the amendment to article 32, fourth paragraph, of the By-laws in order to clarify that the Board of Directors, ad referendum of the General Meeting, may approve payments of interest on equity.	Approve	171,417,200
		Reject	65,380
		Abstain	38,177,740
8	To approve the amendment to article 33 of the By-laws in order to exclude the term for payment of dividends and/or interest on equity, and such term will be resolved by the competent corporate body when such distribution is approved.	Approve	170,129,819
		Reject	1,352,365
		Abstain	38,178,136
9	To approve the consolidation of the Company’s By-laws to reflect the amendments proposed above.	Approve	171,453,799
		Reject	11,884
		Abstain	38,194,637
10	Reallocation of the amount of two hundred and thirty-four million, eight hundred and fifty-nine thousand, two hundred and thirty-nine Brazilian reais and fifty-four cents (R$ 234,859,239.54), arising from tax incentives granted to the Company in the years 2017 to 2021, initially allocated to the Expansion Reserve provided for in the Company’s Bylaws, to the Tax Incentives Reserve, provided for in article 195-A of Brazilian Corporate Law.	Approve	174,129,887
		Reject	115,649
		Abstain	35,414,784

ANNEX II

To the minutes of the special shareholders’ meeting held on February 14th, 2023.

Consolidated By-laws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/ME 47.508.411/0001-56

NIRE 35.300.089.901

Publicly-Held Company with Authorized Capital

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a stock Company, with its principal place of business and venue located at Brigadeiro Luis Antônio n. 3142, in the City of São Paulo, Federative Republic of Brazil, which hereinafter shall be governed by these By-laws, by Law No. 6,404 of December 15, 1976 (“Law No. 6,404/76”), as amended, and other legal provisions in effect.

Sole Paragraph – Upon the Company’s admission to the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, its stockholders, including controlling stockholders, managers and members of the supervisory board, when convened, are subject to the provisions of the Novo Mercado Listing Rules.

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semi-manufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality.

First Paragraph – The Company may also engage in the following activities:

(a)	the industrialization, processing, handling, transformation, export, import and representation of products, food or non-food, on its own behalf or on behalf of third parties;

(b)	international trade, including coffee;

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements

(d)	the general marketing of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies or Manipulation Pharmacies for each specialty;

(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the sale of products, drugs and veterinary medications in general; veterinary doctor’s office, clinic and hospital and “pet shop” with bath and grooming services;

(g)	the rental of any recorded media;

(h)	the provision of services of photographic, cinematographic and similar studios;

(i)	the practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third parties’ real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, possessing and making any operations and transactions of its own interest or of the principals;

(k)	the provision of data processing services;

(l)	the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m)	the application of household sanitizing products;

(n)	the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(o)	the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

(p)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q)	the performance of studies, analysis, planning and market research;

(r)	to carry out tests for launching new products, packages and brands;

(s)	the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t)	the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

(u)	the leasing and sub-leasing of own or third-party movable property;

(v)	the rendering of services in the management area;

(w)	representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

(x)	agency, brokerage or intermediation of securities and tickets;

(y)	services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines; supply of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(z)	rendering services of parking, lodging and guarding vehicles;

(aa)	import of beverages, wines and vinegars;

(bb)	trade in seeds and seedlings;

(cc)	trade in telecommunications products; and

(dd)	import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

Second Paragraph – The Company may provide surety or collateral in businesses of its interest, not those of mere favor.

ARTICLE 3 – The Company’s duration is indefinite.

CHAPTER II

CAPITAL AND STOCKS

ARTICLE 4 – The Company’s capital stock is One Billion, Three Hundred and Thirty-Three Million, Sixty-Four Thousand, Eight Hundred and Eighty-Nine Brazilian Reais and Seventy-Two cents (R$1,333,064,889.72), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.

First Paragraph - The stocks representing the capital stock are indivisible in relation to the Company and each common share grants its holder the right to one vote at the General Meetings.

Second Paragraph - The stocks will be in book-entry form and will be held in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Third Paragraph - The cost of the services to transfer ownership of the book-entry stocks charged by the depositary financial institution may be passed on to the stockholder, as authorized by Article 35, Third Paragraph of Law 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission.

Fourth Paragraph - The Company may not issue preferred stocks and founder's stocks.

ARTICLE 5º – The Company is authorized to increase the capital stock by resolution of the Board of Directors and regardless of amendments to the By-laws, up to the limit of Four Hundred Million (400,000,000) common stocks.

First Paragraph - The limit of the Company’s authorized capital can only be modified by resolution of the General Meeting.

Second Paragraph - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons who provide services to it.

ARTICLE 6 - Issues of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of preemptive rights, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - Except as provided in the “caption” of this Article, the stockholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company’s capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of stockholders, who may attend it by themselves or by representatives appointed according to law, in order to resolve on matters of interest to the Company.

ARTICLE 8 - The General Meeting shall be convened by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors and shall have the following duties:

i.	to amend the By-laws;

ii.	to elect or remove, at any time, members of the Company’s Board of Directors;

iii.	to elect or remove the Chairman and Co-Vice-Chairmen of the Board of Directors;

iv.	to examine, on an annual basis, the management accounts and resolve on the financial statements presented by them;

v.	to approve the issuance of stocks, warrants, debentures convertible into stocks of its own issuance, or any securities or other rights or interests that are exchangeable or convertible into stocks of its own issuance, without prejudice to the Board of Directors' powers provided for in Article 5 and Article 17(g);

vi.	to resolve on evaluation of assets that the stockholder contributes for the formation of the capital stock;

vii.	to resolve on transformation, merger, inCompany (including merger of stocks) and spin-off of the Company, or any other form of restructuring of the Company;

viii.	to resolve on dissolution and liquidation of the Company and elect and dismiss liquidator(s);

ix.	to examine and approve the liquidator(s) accounts; and

x.	to define the overall annual compensation of the Company’s Management and Supervisory board, if convened.

Sole Paragraph - The General Meetings will be convened and presided over by any member of the Company’s Board of Directors or Management Board, or by employees of the Company who hold positions as officers, even if not in the By-laws, who will choose, from among those present, someone to act as secretary.

ARTICLE 9 - For any resolution of the General Meeting will require the approval of stockholders representing at least a majority of votes of those present, not counting blank votes, subject to the exceptions provided by law and applicable regulations.

ARTICLE 10 - The Annual General Meeting will have the powers provided by law and will be held within the first four months following the end of the fiscal year.

Sole Paragraph - Whenever necessary the General Meeting may be convened on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 11 - The Board of Directors and the Management Board will be in charge of managing the Company.

First Paragraph - The investiture of the administrators is conditioned to the signature of an instrument of investiture, which must contemplate its subjection to the arbitration clause under Article 38.

Second Paragraph - The term of office of the Directors and Officers will extend until the investiture of their respective successors.

Third Paragraph - Minutes of the meetings of the Board of Directors and the Management Board will be kept in a specific book, which will be signed by the Directors and the Officers present, as the case may be.

Section I

Board of Directors

ARTICLE 12 - The Board of Directors is composed of at least seven (7) and at most nine (9) members, elected and removable by the General Meeting, with a unified term of two (2) years, and reelection is allowed.

First Paragraph - In the event of a vacancy in the position of Director, the Board of Directors will be responsible for electing a substitute to fill the position on a definitive basis until the end of the respective mandate. In case of simultaneous vacancy of most of the positions, the General Meeting will be called to proceed with a new election.

Second Paragraph - Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be independent directors, as defined in the Novo Mercado Regulations. The characterization of the nominees to the Board of Directors as independent directors shall be resolved at the General Meeting that elects them, and the member(s) of the Board of Directors elected by means of the power set out in Article 141, §§ 4 and 5 of Law no. 6,404/76, in the case of a vacancy in the Board of Directors, shall also be considered independent. 6.404/76, in the event of a controlling stockholder.

Third Paragraph - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company shall round it up to the next whole number.

ARTICLE 13 - The Board of Directors will have one (1) Chairman and up to two (2) Co-Vice-Chairmen, elected by the General Meeting.

First Paragraph - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Second Paragraph - In the event of a vacancy in the Chairman’s position or in the Chairman’s absence, the Co-Vice-Chairman with the longest consecutive terms in the Company will automatically take over such position, remaining there until the end of the respective term or, in case a General Meeting is called for the election of a new Chairman, until his respective investiture.

Third Paragraph - In the event of a vacancy in any of the Co-Vice Chairman, the Board of Directors may elect an alternate to remain in the position until the end of the respective term.

Fourth Paragraph - In the absence of the President, the meetings of the Board of Directors shall be presided over alternately and successively by the Co-Vice-Chairmen, such alternation beginning with the Co-Vice-Chairman with the greatest number of consecutive terms in the Company.

ARTICLE 14 - The Board of Directors will meet, ordinarily, at least six times a year, to review the financial results and other results of the Company and to review and monitor the annual investment plan, and, extraordinarily, at any time, whenever necessary.

First Paragraph - The President or, in the President’s absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, on their own initiative or at the written request of any Board member.

Second Paragraph - The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance of the date of each meeting, specifying time and place for the meeting on first and, if applicable, on second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the Directors in office are present at the meeting, or by prior written agreement of the absent Directors.

Third Paragraph - The minimum “quorum” required for the convening of the meetings of the Board of Directors is the presence of at least half of its acting members, on first call, and of any number of directors, on second call, considering present, including those represented as authorized by these By-laws.

ARTICLE 15 - The meetings of the Board of Directors will be presided over by its Chairman and in his absence, by any of its Co-Vice-Chairmen of the Board of Directors, considering the alternation rule provided in fourth paragraph of Article 13.

First Paragraph - The resolutions of the Board of Directors will be made by the favorable vote of the majority of its members. The directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication that allows the identification of the director and simultaneous communication with all other persons present at the meeting. In this case, the directors will be considered present at the meeting and must subsequently sign the corresponding minutes.

Second Paragraph - In the event of absence or temporary prevention of any director, the absent director may indicate, in writing, from among the other members of the Board of Directors, the one who will replace him/her. In this case, the director who is replacing the temporarily absent or prevented director, in addition to his own vote, will express the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the By-laws and shall elect an Executive Secretary, who shall be responsible for performing the duties defined in the By-laws, as well as issuing certificates and attesting, before third parties, the authenticity of the resolutions of the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(a)	setting the general direction of the Company’s business;

(b)	approving or changing the Company’s investment plan;

(c)	electing and removing the Company’s Executive Officers, establishing their duties and appointments;

(d)	inspecting the management of the Officers, examining, at any time, the Company’s books and papers, requesting information about contracts signed or about to be signed and any other acts;

(e)	calling a General Meeting;

(f)	expressing an opinion on the Management report, the Management Board accounts and the Company’s financial statements;

(g)	deciding on the issue of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital, fixing the respective price and conditions of payment;

(h)	choosing and removing the independent auditors, subject to the recommendation of the Audit Committee;

(i)	issuing an opinion on any proposal from the Management Board to the General Meeting;

(j)	authorizing the acquisition of stocks of the Company, for the purpose of cancellation or holding in treasury, subject to applicable regulations;

(k)	developing, jointly with the Management Board, and approving a plan for the participation of employees and managers in the Company’s results and for granting additional benefits to employees and managers linked to the Company’s results (“Profit Sharing Plan”)

(l)	setting the amount of the employees’ and managers’ participation in the Company’s results, subject to the relevant legal provisions, the By-laws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results and also in relation to the granting of stock options of the Company, shall be limited to fifteen percent (15%) of the result of each fiscal year, after the deductions of Article 189 of Law 6,404/76;

(m)	establishing the limit of stocks to be issued within the Company’s Stock Option Plan previously approved by the General Meeting, subject to the limit provided for in item “l” above;

(n)	establishing Committees, which shall be responsible for elaborating proposals or making recommendations to the Board of Directors and defining their respective attributions in accordance with the provisions of these By-laws;

(o)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to one percent (1%) of the Company’s stockholders’ equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater;

(p)	deciding on any financial operation involving the Company, including the granting or taking of loans and the issue of non-convertible debentures in an amount exceeding per transaction ½ (half) of the EBITDA (Earnings before Interest, Income Tax, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation;

(q)	deciding on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to 1% (one percent) of the Company’s stockholders’ equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever is greater; and

(r)	preparing and disclosing a grounded opinion, favorable or contrary to the acceptance of any public offering for the acquisition of stocks that have as their purpose the stocks issued by the Company, under the terms of the Novo Mercado Regulations; and

(s)	resolving on any alteration in the Company’s dividend distribution policy.

First Paragraph - In the case of resolutions to be taken by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or Management Board, the Board of Directors will be in charge of guiding the vote of the Company’s managers, in the case of decisions taken at a General Meeting, stockholders’ meeting or equivalent body, or the vote of the managers elected or appointed by the Company for the management bodies of such companies, when the resolution is classified into items (o), (p) and (q) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statement of the controlled or invested companies.

Second Paragraph - The Board of Directors will approve a policy for transactions with related parties, and may establish specific jurisdictions, duties and procedures for the approval of those transactions.

Section II

Audit Committee and other Auxiliary Management Bodies

ARTICLE 18 - The audit committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent director, and at least one (1) must have recognized experience in matters of corporate accounting.

First Paragraph - The same Audit Committee member may accumulate both characteristics referred to in the caption.

Second Paragraph - The Audit Committee’s members, subject to the provisions of Article 20 and Chapter V of these By-laws, must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the rules of the Brazilian Securities Commission and the New Market Regulation.

Third Paragraph - The activities of the Audit Committee Coordinator are defined in its internal regulations approved by the Board of Directors.

ARTICLE 19 - The Audit Committee’s members will be elected by the Board of Directors for a term of two (2) years, with re-election for successive terms, in accordance with the Audit Committee’s internal regulations.

First Paragraph - During their terms of office, the Audit Committee’s members may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence at three (3) consecutive meetings or at six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Second Paragraph - In the event of a vacancy in the position of Audit Committee’s member, the Board of Directors will be responsible for electing the person who will complete the term of the replaced member.

Third Paragraph - Among other matters, the Audit committee is in charge of:

(a)	giving an opinion on the engagement and dismissal of independent auditors;

(b)	evaluating the management report, the financial statements, interim statements and the quarterly information of the Company, making such recommendations as it deems necessary to the Board of Directors;

(c)	monitoring the activities of the Company’s internal audit and internal controls area;

(d)	evaluating and monitoring the Company’s risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company’s internal policies, including the policy of transactions between related parties; and

(f)	having the means for receiving and handling information about non-compliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecasting of specific procedures for protecting the provider and the confidentiality of information.

ARTICLE 20 - In case the Supervisory Board is convened pursuant to Law 6,404/76 and Chapter V below, the Audit Committee shall retain its powers, respecting the powers granted by law to the Supervisory Board.

ARTICLE 21 - The Board of Directors may establish other Committees, with the composition that it determines, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and responsibilities as the managers.

Section III

Management Board

ARTICLE 22 - The Management Board will be composed of at least two (2) and at most fourteen (14) members, stockholders or not, residents in the country, elected and removable by the Board of Directors, with one (1) necessarily indicated for the position of Chief Executive Officer and one (1) necessarily indicated for the position of Investor Relations Officer and the other Vice Presidents and Officers.

Sole Paragraph - The term of management of the members of the Management Board is 2 (two) years, and reelection is allowed.

ARTICLE 23 - The Officers shall exercise the general functions described in these By-Laws and those that are assigned to them by the Board of Directors, maintaining mutual collaboration and assisting each other in the exercise of their positions and functions.

First Paragraph - The duties and specific designations of each one of the Officers will be defined by the Board of Directors.

Second Paragraph - In the cases of temporary or definitive vacancy, absence, license, prevention or removal, the Officers will substitute each other as follows:

(a)	in the event of the absence or temporary prevention of the Chief Executive Officer, the Chief Executive Officer shall appoint a person to replace him and, in the event of a vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Chief Executive Officer;

(b)	in case of absence or temporary prevention of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Management Board shall meet when convened by the Chief Executive Officer, or when convened by half of the acting Officers.

Sole Paragraph - The minimum “quorum” for the convening of the meetings of the Management Board is at least 1/3 (one third) of its members in office, and its decisions will be taken by majority vote of those present. In the event of a tie in the resolutions of matters subject to the approval of the Management Board, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities that may be assigned to it by the General Meeting and the Board of Directors, the Management Board is responsible, without prejudice to other legal duties:

(i)	directing the corporate business and to enforce these By-laws

(ii)	complying with the corporate purpose;

(iii)	approving the plans, programs and general rules of operation, management and control in the interest of the Company’s development, subject to the guidelines established by the Board of Directors;

(iv)	preparing and presenting to the Annual General Meeting a report on the Company’s business activities, including the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Supervisory Board, when applicable;

(v)	directing all the Company’s activities, giving them the guidelines established by the Board of Directors and appropriate to the achievement of its objectives

(vi)	proposing investment plans and programs to the Board of Directors;

(vii)	authorizing the opening and closing of branches, agencies, offices, warehouses and/or the establishing delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on matters on which the Board of Directors may request specific appraisal; and

(ix)	jointly with the Board of Directors, developing and executing the Profit Sharing Plan.

ARTICLE 26 - In particular, the Chief Executive Officer is in charge of:

(a)	planning, coordinating, directing and managing all of the Company’s activities, exercising executive and decision-making functions;

(b)	exercising general supervision of all the Company’s business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and constituting the meetings of the Management Board;

(d)	coordinating and conducting the process of approval of the annual/multi-annual budget and of the investment and expansion plan with the Board of Directors; and

(e)	suggesting nominations and respective candidates for positions on the Company’s Management Board and submitting such suggestion for approval by the Board of Directors.

ARTICLE 27 - Any other Officers are responsible for assisting the Chief Executive Officer in all tasks that he assigns to them, carry out the activities relating to the functions that have been granted to them by the Board of Directors and perform all acts necessary for the regular operation of the Company, provided that authorized by the Board of Directors.

ARTICLE 28 - The Officers will represent the Company whether as plaintiff and defendant, both in and out of Court and before third parties, performing and signing all acts that bind the Company.

First Paragraph - In acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company must contain a validity term, except for those for judicial purposes, in addition to the description of the powers granted, which may encompass any and all acts, including those of a banking nature.

Second Paragraph - For acts implying the acquisition, encumbrance, or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company must be represented by two (2) Officers or one (1) Officer and one (1) attorney-in-fact, jointly.

Third Paragraph - The Company shall be deemed obliged when represented:

(a)	jointly by two (2) Directors;

(b)	jointly by one Director and one attorney-in-fact, appointed pursuant to these By-laws;

(c)	jointly by two attorneys-in-fact, appointed pursuant to these By-laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power or attorney and in accordance with the extent of the powers contained therein.

CHAPTER V

SUPERVISORY BOARD

ARTICLE 29 - The Company will have a non-permanent Supervisory Board, composed of three (3) effective members and an equal number of alternates.

First Paragraph - The Supervisory Board will only be convened upon the request of the Company’s stockholder(s), in compliance with the applicable legislation.

Second Paragraph - The Supervisory Board, if convened, shall approve its internal regulation, which shall establish the general rules of its operation, structure, organization and activities.

Third Paragraph - The investiture of the Supervisory Board members will be subject to the prior signature of the investiture deed, which must contemplate their subjection to the arbitration clause under Article 38.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 - The fiscal year will end in December 31 of each year, when the balance sheet and the financial statements required by current legislation will be prepared.

ARTICLE 31 - The Company may, at the discretion of the Management Board, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

ALLOCATION OF PROFITS

ARTICLE 32 - Once the balance sheet is prepared, the following rules will be observed regarding the distribution of the result calculated:

(i)	the accumulated losses and the provision for Income Tax will be deducted from the results for the year, before any participation;

(ii)	after deduction of the portions described in item (i) above, an amount to be distributed as participation of the employees and managers in the Company’s results, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "k" and "l" of Article 17 of these By-laws, shall be deducted;

(iii)	the remaining profits will be allocated as follows:

(a)	five percent (5%) for the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if resolved by the General Meeting;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, in accordance with first paragraph below of these By-laws.

(d)	the profit not used to constitute the reserve under the second paragraph of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

First Paragraph - The mandatory dividend will be calculated and paid according to the following standards:

(a)	the tax basis of the dividend will be the net profit of the fiscal year, less the amounts allocated to the creation of legal reserve and reserves for contingencies, plus the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent fiscal years, must be added to the first dividend declared after the realization.

Second Paragraph - An Expansion Reserve is created, which will have the purpose of ensuring resources to finance additional fixed and current capital investments and will be formed with up to 100% of the net income remaining after the allocations dealt with in lines “a”, “b”, and “c” of item (iii), and the total of this reserve may not exceed the amount of the Company’s capital stock.

Third Paragraph - The Company may distribute, authorized by the Board of Directors, interim dividends, approved by the General Meeting.

Fourth Paragraph - The Company may, by resolution of the Board of Directors and as approved by the General Meeting, pay or credit interest on equity calculated on the Net Equity accounts, observing the rate and limits defined by law.

ARTICLE 33 - The amount of dividends and/or interest on equity will be made available to stockholders within the period to be resolved by the Board of Directors or General Meeting, and may be monetarily restated, as determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 - The Company will be liquidated in the legal cases, and the General Meeting will be responsible for establishing the manner of liquidation, electing the liquidator and the Supervisory Board that will operate during the liquidation, determining their remuneration.

CHAPTER IX

DISPOSAL OF CONTROLLING INTERESTS

ARTICLE 35 - The direct or indirect disposal of the Company’s controlling interests, whether by means of a single operation or by successive operations, must be contracted under the condition that the purchaser of controlling interests undertakes to make a public offering for the acquisition of stocks subject to the stocks issued by the Company held by the other stockholders, with the due regard to the conditions and terms provided for in the legislation and in the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF A RELEVANT STAKE IN THE COMPANY

ARTICLE 36 - Any person, stockholder or Group of Stockholders, who acquires or becomes the holder, by means of a single operation or by successive operations (“Acquiring Stockholder”): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks; or (b) any other stockholders’ rights, including usufruct or trust, over stocks issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks (“Relevant Holding”), shall conduct a public offering for the acquisition of all stocks issued by the Company or request registration with the CVM and B3, as applicable, within no later than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, observing the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article (“Public Offering of Stocks”):

I. be directed indistinctively to all the Company’s stockholders for the acquisition of all the stocks issued by the Company;

II. the price offered must correspond to at least the highest value between: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Acquiring Stockholder in the twelve (12) months prior to the acquisition of the Relevant Holding; and (iii) 125% of the weighted average unit price of the Company’s stocks during the period of one hundred and twenty (120) trading sessions prior to the Public Offering of Stocks; and

III. be carried out in an auction to be held at B3.

First Paragraph - The execution of the Public Offering of Stocks mentioned in the caption of this Article shall not exclude the possibility of another person or stockholder, formulating a concurrent Public Offering of Stocks, under the applicable regulation.

Second Paragraph - The obligations contained in Article 254-A of Law 6,404/76 and in Article 35 of these By-laws do not exclude the Acquiring Stockholder from complying with the obligations contained in this Article.

Third Paragraph - The Acquiring Stockholder shall be obliged to meet any ordinary requests or the requirements of CVM and B3 relating to the Public Offering of Stocks, within the maximum terms prescribed in the applicable regulation.

Fourth Paragraph - The obligation to carry out a Public Offering of Stocks under this Article 36 does not apply in the event of a person, stockholder or Group of Stockholders becoming the holder of stocks issued by the Company if the attainment of the Relevant Holding results from: (a) of corporate operations of merger, amalgamation or inCompany of stocks involving the Company, (b) in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering by those with preemptive rights, or also, in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering, due to the amount not having been fully subscribed by those with preemptive rights or that did not have a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings for distribution of stocks (including public offerings of restricted efforts).

Fifth Paragraph - For the purposes of calculating the percentage of Relevant Holding, involuntary shareholding increases resulting from the cancellation of treasury stocks, the repurchase of stocks or the reduction of the Company’s capital stock with the cancellation of stocks will not be computed.

Sixth Paragraph - For the purposes of the provisions in this Article 36, the following terms shall have the meanings defined below:

“Group of Stockholders” means a group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, joint-ownership, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controlling companies or companies under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint-ownerships, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, appointed in Brazil or abroad, will be considered part of a same Group of Stockholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, provided that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Stockholders Group.

“Economic Value” means the value of the Company and its stocks that may be determined by a first-tier financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 37 - The Public Offering of Stocks under Article 36 above may be waived with by the General Meeting subject to the terms below.

First Paragraph - The General Meeting must be convened on first call with the presence of stockholders representing at least two-thirds (2/3) of the total outstanding stocks.

Second Paragraph - If the quorum of First Paragraph is not reached, the General Meeting may be convened on second call, with the presence of any number of stockholders holding outstanding stocks.

Third Paragraph - The resolution on the waiver of the public offering of stocks must occur by the majority of votes of the holders of outstanding stocks present at the General Meeting, excluding the votes of the Acquiring Stockholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 - The Company, its stockholders, managers, members of the Supervisory Board, effective and substitute, if any, are obliged to resolve through arbitration, before the Market Arbitration Chamber, under its regulation, any controversy that may arise between them, related to or arising from its condition as issuer, stockholders, managers, and members of the Supervisory Board, in particular arising from the provisions contained in Law No. 6,385, of December 7, 1976, in Law 6,404/76, in the Company’s By-laws, in the rules edited by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as in the other rules applicable to the operation of the capital market in general, in addition to those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 39 - The Company shall indemnify and hold harmless its managers, members of statutory committees, tax advisors and other employees who exercise the management position or function in the Company, in the event of any damage or loss effectively suffered by such persons due to the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

First Paragraph - The indemnity shall only be due after the use and only in supplemental character to any civil liability insurance coverage granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the excess of the amount covered by the D&O Insurance and observed the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in fourth paragraph below (“Indemnity Agreement”).

Second Paragraph - The Indemnity Agreement may establish exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advance by the Company.

Third Paragraph - Without prejudice to other situations provided for in the Indemnity Agreement, acts performed outside the exercise of the Beneficiaries’ duties, in disagreement with the applicable legislation, regulations or administrative decisions, the By-laws and the policies and codes, performed outside the normal course of business, with bad faith, willful misconduct, gross negligence or fraud, in their own interest or in the interest of third parties or in prejudice to the corporate interest, will not be subject to indemnity. If any Beneficiary is convicted, by a final and non-appealable court decision, or a final decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses that have been effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation undertaken under the caption of this Article, under the Indemnity Agreement.

Fourth Paragraph - The conditions of the indemnity under this Article shall guarantee the independence of decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each of the Beneficiaries.

ARTICLE 40 - The values in U.S. dollars mentioned in these By-Laws shall be used exclusively as a reference base for inflation adjustment and shall be converted into Brazilian Reais at the closing sales rate of the U.S. dollar, disclosed by the Central Bank of Brazil.

ARTICLE 41 - The matters not expressly covered herein shall be resolved in accordance with the laws and regulations in force, including the New Market Regulation.

***

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.